Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Entourage Mining Identifies Multiple Uranium Targets on Doran Property
With Values up to the Detection Limit of 4.7 Lb/t (.235% U3O8)

Vancouver BC- August 30, 2006-Entourage Mining Ltd. (the “Company or “Entourage”) (OTCBB:ETGMF) is pleased to announce chemical analysis results of the Doran (north) rock sampling program. The comprehensive rock saw channel sampling program was successful in identifying previously unrecognized uranium targets. A total of twelve anomalies (N, X, L, Y, R, H, K, I, G, E, A, S) were tested. Selected highlights of the chemical results are as follows:

Anomaly N returned values between 1.77Lb/t U3O8 across 3 meter and over 4.7 Lb/t U3O8 across 1.5 meter (this value is over the detection limit and the Company is waiting for a final results from ACME Laboratories). Another sample returned over 3 Lb/t U3O8 over 1.50 meters.

Anomaly X tested by six samples: one sample above 2 Lb/t U3O8, one sample over 1 Lb/t U3O8, three samples returned values over 0.5 Lb/t U3O8 and 1 sample returned a value less than 0.5 Lb/t U3O8. Sample widths varied between 1 and 5 meters.

Anomaly L is characterized by a north-south trending radioactive pegmatitic ridge approximately 200 meters long by 80 meters wide, a total of 18 rock channel samples were collected, six samples returned values over 1 Lb/t U3O8, 7 samples returned values between 0.5 Lb/t U3O8 and 1 Lb/t U3O8 and 5 samples returned values less than 0.5 Lb/t U3O8. Sample widths varied between 1 and 12 meters.

(All values (t) refer to short tons)

Anomalies A, E, G, H, K R and Y all returned elevated values of U3O8 and the results of these samples are available on the Company web site (www.entouragemining.com) under Projects-Doran.

A total of 63 rock saw samples were tested of which four samples returned over 2 Lb/t U3O8, 13 samples returned values of more than 1 Lb/t U3O8, 15 samples returned values greater than .5Lb/t U3O8 and 12 samples above .25Lb/t U3O8. A detailed interpretation of the results is underway by the project geologist Mr. Michel Proulx (a “Qualified Person” as that term is defined in NI 43-101) and a drilling program is being designed to test anomalies N, X and L before the end of the season. Since the number of drill targets is high the Company will not be able to drill all of the anomalies in this drilling season. The Company is planning to drill the remaining anomalies early next season (February 2007), additional holes in the Main Zone, situated in the southern portion of the property, are also planned. The Main Zone was drilled in May 2006. Mr. Proulx has reviewed the technical aspects of this news release.

Entourage management is pleased with the newly recognized radioactive zones as well as the sampling results and the identification of multiple uranium targets on the Doran property with values up to the detection limit of 4.7 Lb/t U3O8 (.235% U3O8). The Doran property is located just north of provincial highway 138 in southeastern Quebec, along the north shore of the Gulf of St. Lawrence, 25 kilometers west of Aguanish and approximately 109 kilometers east of Havre St. Pierre. Hydroelectric lines are located one kilometer north of highway 138.

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Gregory F Kennedy		Paul Shatzko
President		Chairman

For more information contact Craig Doctor at 604-278-4656 or by email: craig@entouragemining.com or visit our web site at www.entouragemining.com

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com